RECEIVED
2006 JAN 18 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

File N° 82-4944

06010280

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

January 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

Véronique Gillet
VP, Investor Relations

Encl.: Partnerships and acquisitions in India, Asia and the United States

ESSILOR

COMMUNIQUE

Essilor poursuit son développement : Partenariats et acquisitions en Inde, en Asie et aux Etats-Unis

Charenton-le-Pont (12 janvier 2006) – Essilor, numéro un mondial de l'optique ophtalmique, poursuit son développement en Inde, à Taiwan, à Hong-Kong et en Chine, marchés à fort potentiel de croissance, et continue d'étendre son réseau aux Etats-Unis.

En Inde, Essilor India, filiale d'Essilor International, et le groupe indien GKB Rx Lens Private Ltd, ont signé un accord aux termes duquel Essilor India prend 50 % de l'activité laboratoires de prescription et distribution de verres de GKB, avec une option d'augmenter sa participation dans les années à venir.

GKB Rx Lens Private Ltd, est une société familiale, pionnière de l'industrie ophtalmique en Inde, dont le siège se situe à Kolkata (ex-Calcutta). Elle a développé un réseau de 8 laboratoires de prescription qui servent ses clients opticiens/optométristes indépendants répartis dans l'ensemble du pays et qui réalisent un chiffre d'affaires de 10 millions de dollars.

Cette association permet à Essilor d'accroître sa présence en Inde, un des marchés les plus dynamiques en optique ophtalmique, et de renforcer sa stratégie multiréseau dans le domaine de la prescription à travers un deuxième réseau qui opèrera parallèlement aux 7 laboratoires détenus en propre par Essilor et aux autres partenariats réalisés par le groupe.

Cette entreprise sera dirigée par l'équipe actuelle de GKB associée à plusieurs membres d'Essilor India. Elle aura accès à la technologie d'Essilor afin d'élargir sa gamme de produits.

Avec des positions solides dans toutes les grandes villes de l'Inde, Essilor est aujourd'hui le numéro un sur ce marché en forte croissance pour les verres organiques et progressifs.

A **Taiwan**, Essilor et le groupe Polylite, numéro deux du marché du verre correcteur à Taiwan, ont signé l'accord suivant :

- Création d'une société commune, Polylite Asia Pacific Pte Ltd, détenue à 51 % par Essilor et à 49 % par Polylite. Cette société regroupe toutes les activités de laboratoires de prescription et de distribution de Polylite à Taiwan, Hong-Kong et en Chine. Polylite Asia Pacific Pte Ltd, qui a réalisé un chiffre d'affaires d'environ 10 millions de dollars en 2005, sera dirigée par l'équipe actuelle de Polylite.
- Prise de participation de 12,1 % par Essilor dans la branche production de Polylite.

Cette association permet à Essilor d'entrer à Taiwan, un des pays d'Asie où le groupe n'avait pas encore d'activité directe. Taiwan est un marché caractérisé par un pourcentage élevé de matériaux moyens/hauts indices et de verres antireflet. Il possède un potentiel important pour les verres progressifs.

Essilor renforce également ses positions dans l'activité laboratoires de prescription à Hong-Kong et en Chine où Essilor dispose déjà de plusieurs réseaux.

Enfin, aux **Etats-Unis**, Essilor of America, filiale d'Essilor International, a réalisé fin 2005 deux nouvelles acquisitions de laboratoires de prescription qui s'inscrivent dans la stratégie de service aux professionnels de l'optique et d'enrichissement technologique pratiquée depuis dix ans.

Ces deux laboratoires, ACO Lab Inc. (Commerce, Californie, près de Los Angeles) et Focus Optical Labs Inc. (Chicago, Illinois) réalisent un chiffre d'affaires respectif de 3,8 millions de dollars et 3,5 millions de dollars. Ils continueront à être dirigés pas leurs anciens propriétaires et vont devenir des distributeurs des marques Varilux® et Crizal®.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 190 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

ESSILOR

PRESS RELEASE

Essilor Pursues Global Growth Strategy With Partnerships and Acquisitions in India, Asia and the United States

Charenton-le-Pont, France (January 12, 2006) – Essilor, the world leader in ophthalmic optics, is pursuing expansion in India, Taiwan, Hong Kong and China—all markets with high growth potential—while continuing to broaden its coverage in the United States.

In India, Essilor India Private Ltd, a wholly-owned subsidiary of Essilor International, and India's GKB Rx Lens Private Ltd have entered into a joint-venture agreement through which Essilor India will acquire a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future.

Based in Kolkata, family-owned GKB Rx Lens Private Limited is a pioneer in the Indian ophthalmic lens industry. It serves independent opticians and eye care practitioners via a nationwide network of eight prescription laboratories, with $10 million in annual revenues.

The agreement has enabled Essilor to enhance its leadership in India, one of the world's fastest growing ophthalmic lens markets. The Company will also be able to leverage its multi-channel strategy in the prescription segment through a second network that will operate alongside the seven proprietary Essilor laboratories and the other Essilor partnerships.

The joint venture will be led by the current GKB Rx Lens management team and several Essilor India executives. It will have access to Essilor technology to broaden its range of products.

With solid positions in all of the country's leading cities, Essilor is today number one in India's fast growing plastic and progressive lens market.